CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Proposed maximum aggregate offering price	Amount of registration fee
Medium Term Notes, Series B – Fixed Rate Callable Notes due September 29, 2026	$30,000,000	$3,894

Pricing Supplement dated September 23, 2020 (To Prospectus dated January 24, 2018 and Prospectus Supplement dated January 25, 2018)	Rule 424(b)(2) Registration No. 333-222676

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B – Fixed Rate Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236THK4

Principal Amount (in Specified Currency): $30,000,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Issue Price: 100.00%

Trade Date: September 23, 2020

Original Issue Date: September 29, 2020

Stated Maturity Date: September 29, 2026

Interest Rate:

0.87% per annum from and including the Original Issue Date to but excluding the earlier of (i) the redemption of the Notes and (ii) the Stated Maturity Date.

Interest Payment Dates: Semi-annually, on each March 29 and September 29, commencing on March 29, 2021 and ending on the earlier of (i) the redemption of the Notes and (ii) the Stated Maturity Date.

Net Proceeds to Issuer: 99.80% of Principal Amount

Agent’s Discount or Commission: 0.20% of Principal Amount. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Barclays Capital Inc.

Agent’s Capacity: Principal

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Semi-annually, on each March 29 and September 29, commencing on (and including) September 29, 2025, up to (but excluding) the Stated Maturity Date. If any Redemption Date falls on a day that is not a Business Day, the redemption price plus accrued and unpaid interest will be paid on the next succeeding Business Day as if paid on the date the payment was due, and no interest will accrue on the amount payable for the period from and after the applicable Redemption Date.

Notice of Redemption: The redemption of the Notes is subject to not less than 10 Business Days prior written notice.

Repayment: N/A

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

RISK FACTORS

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” beginning on page S-3 of the accompanying Prospectus Supplement and those set forth below. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date. It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes. However, regulations proposed by the U.S. Treasury Department on December 18, 2018 indicate an intent to eliminate the requirement under “FATCA” of withholding on payments of gross proceeds (other than amounts treated as interest). The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Barclays Capital Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Barclays Capital Inc.

CLEARANCE AND SETTLEMENT

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than two Business Days prior to the Original

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Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated May 14, 2020 and filed as Exhibit 5.1 to TMCC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2020.

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